ATCO
GROUP

Corporate Office


05008505

Telephone: (403) 292-7547
Fax: (403) 292-7623
email: ingrid.dunn@atco.com

SUPPL

May 17, 2005


SEC MAIL PROCESSING
RECEIVED
MAY 2 5 2002
WASH. D.C. 198 SECTION

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- News Release dated May 16, 2005, Normal Course Issuer Bid

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Ingrid Dunn
Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

PROCESSED
JUN 06 2005
THOMSON FINANCIAL

Enclosure(s)



Release

CANADIAN UTILITIES LIMITED
An ATCO Company

CORPORATE OFFICE
1500, 909 - 11 AVENUE SW, CALGARY, ALBERTA T2R 1N6
TELEPHONE (403) 292-7500

For Immediate Release
May 16, 2005

Canadian Utilities Limited Normal Course Issuer Bid

Canadian Utilities Limited ("The Corporation") filed a Notice of Intention to Make a Normal Course Issuer Bid (the "Notice") with the Toronto Stock Exchange (the "Exchange") pursuant to which the Corporation indicated that it intends to make a normal course issuer bid for certain of its outstanding Class A non-voting shares on the terms set forth in the Notice. At the time of filing the Notice, the board of directors of the Corporation was of the belief, and continues to be of the belief, that the purchase of the Class A Shares from time to time at appropriate prices will minimize any dilution resulting from the exercise of stock options to purchase Class A Shares and is an advantageous use of the Corporation's funds.

On May 3, 2005, 41,437,943 Class A Shares were outstanding. Under the rules of the Exchange, in the period commencing on May 20, 2005 and ending on May 19, 2006, the Corporation may acquire up to 2,071,897 Class A Shares of the Corporation, being 5% of the Class A Shares outstanding as at May 3, 2005. If market conditions permit, the Corporation presently anticipates that it will acquire up to 1,243,138 Class A Shares, which number represents 3% of the Class A Shares outstanding as at May 3, 2005. Any shares purchased pursuant to the Notice will be cancelled. Shares will be purchased at the market price of the shares at the time of purchase and will be purchased on behalf of the Corporation by a registered investment dealer through the facilities of the Exchange. The funding for any purchase of Class A Shares pursuant to the normal course issuer bid will be financed out of working capital of the Corporation.

The Corporation purchased 141,000 Class A Shares at an average trading price of $55.64 during the 12 month period preceding the date hereof pursuant to a normal course issuer bid which commenced on May 20, 2004 and expires on May 19, 2005. All of such purchases were made by means of open market transactions through the facilities of the Exchange. If market conditions permit, the Corporation intends to purchase additional Class A Shares through the facilities of the Exchange at the market price of such shares at the time of the purchase pursuant to the normal course issuer bid that will expire on May 19, 2005. Trustees under the pension plans of affiliates of the Corporation purchased no Class A Shares during the 12 month period preceding the date hereof.

[more]

A copy of the Notice may be obtained by any shareholder without charge, by contacting the Corporate Secretary of the Corporation at the head office of the Corporation.

Canadian Utilities Limited is part of the ATCO Group of Companies. ATCO Group is an Alberta based, worldwide organization of companies with more than 7,000 employees actively engaged in Power Generation, Utilities and Global Enterprises. More information about Canadian Utilities Limited can be found on its website, www.canadian-utilities.com.

Contact: K.M. (Karen) Watson
Senior Vice President &
Chief Financial Officer
Canadian Utilities Limited
(403) 292-7502